Exhibit 4.15

Share Subscription Agreement

between

China Life Insurance (Group) Company Limited

and

China Life Insurance Company Limited

For

Formation of A Property and Casualty Company

February 14, 2006

Investors’ Share Subscription Agreement

Investor: China Life Insurance (Group) Company Limited (“Party A”)

Registered Address: No. 5 Guan Ying Yuan Xi Qu, Xicheng District, Beijing

Legal Representative: Yang Chao

Investor: China Life Insurance Company Limited (“Party B”)

Registered Address: No. 16 Chaowai Avenue, Chaoyang District, Beijing

Legal Representative: Yang Chao

WHEREAS,

Party A, as the chief promoter, proposes to establish jointly with Party B a property and casualty insurance joint stock company limited (the “Company”) to engage in property and casualty insurance business. By preliminary negotiation, both parties enter into this agreement (this “Agreement”) and agree as follows with respect to the establishment of the Company.

Article 1	Form of the Company

The Company shall be organized as a joint stock company with limited liability.

Article 2	Registered Capital of the Company

The registered capital of the Company shall be RMB One Billion (RMB 1,000,000,000) in total. The shares to be issued by the Company shall be 1,000,000,000 shares of common stock with RMB 1 per share in par value.

Article 3	Company’s Formation Manner

The Company shall be established by Party A and Party B as its promoters by means of promotion. Party A shall own 60% of the total share capital of the Company and Party B shall own 40% of the total share capital of the Company.

Article 4	Business Scope of the Company

The business scope of the Company shall be: (i) property loss insurance; (ii) liability insurance; (iii) statutory liability insurance; (iv) credit insurance and bonding insurance; (v) agriculture insurance; (vi) other property insurance; (vii) short-term health insurance and accident insurance; (viii) reinsurance of the above-mentioned insurance business; (ix) capital utilization as permitted by PRC laws and regulations; (x) other businesses as approved by China Insurance Regulatory Commission (“CIRC”) and competent authorities of the People’s Republic of China.

Article 5	Qualification of Investors

As the promoters of the Company, qualifications and investing requirements of Party A and Party shall comply with relevant PRC laws, regulations and administrative rules.

Article 6	Capital Contribution

The terms with respect to the investment by both parties shall be finally determined in the promoters’ agreement or other documents based on the principles of equality and fairness.

Article 7	Force Majeure and Expenses

In the event that the Company fails to be established or the establishment of the Company becomes unnecessary due to force majeure or any other reasons, both parties shall be exempted from any liabilities. Both parties, however, shall bear the expenses for the establishment of the Company respectively or according to the promoters’ agreement.

Article 8	Information Disclosure and Confidentiality

Both parties shall at any time keep in strict confidence all materials with respect to technology, economy, financial or commercial matters (including but not limited to any information and documents included in the feasibility study report which has been or to be complied) provided or to be provided by the other party in the course of the establishment of the Company. Neither party shall disclose such information to any other third party without the written consent of the other party.

Both parties shall keep in strict confidence of any information with respect to the establishment of the Company. Before both parties reach consensus with respect to the manner and time for disclosure, any party shall not make public announcement with respect to the establishment of the joint venture. Unless otherwise required by laws and regulations, any party shall not make public announcement with respect to the establishment of the joint venture without the prior written consent of the other party.

Article 9	Withdrawal

In the event that Party B withdraws its investment with cause, it shall notify Party A in writing not less than seven days before Party A submits the formal application to CIRC for establishment of the Company.

In the event that Party B is not able to perform its obligations under this agreement or notifies Party A its withdrawal, Party A shall have the right to select a new investor to replace Party B.

Article 10	Legal Force

After execution by both parties, this Agreement shall be submitted, together with other application documents submitted by Party A, to CIRC for approval. This Agreement shall become effective upon the issuance of CIRC’s approval for the establishment of the Company. This Agreement shall be superceded by the promoters’ agreement by and between Party A and Party B. In the event that the terms under this Agreement are in conflict with the terms under the promoters’ agreement, the latter shall prevail.

Article 11	Miscellaneous

Party B shall provide the following materials within 3 days after the execution of this agreement according to the requirements of CIRC:

(i)	Business license;
(ii)	Balance sheet and income statement for the last year which have been audited by certified public account;
(iii)	Documents evidencing the approval for Party B’s investment by the board of directors or competent authorities; and
(iv)	Other relevant documents.

Investor (Party A): China Life Insurance (Group) Company Limited (Seal)

<Seal of China Life Insurance (Group) Company Limited >

Legal Representative or Authorized Representative: /s/Yang Chao

Investor (Party B): China Life Insurance Company Limited (Seal )

<Seal of China Life Insurance Company Limited>

Legal Representative or Authorized representative: /s/Wu Yan

March 2006

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